March 21, 2013

Robert F. Telewicz, Jr.

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2012 (filed September 25, 2012)

File No. 0-27577

Dear Mr. Telewicz:

By this letter, Harris Interactive Inc. (the “Company”) responds to the Staff’s letter of March 7, 2013. To aid in your review, we have repeated each Staff comment followed by the Company’s corresponding response.

Form 10-K for the fiscal year ended June 30, 2012

General

1.	Please tell us whether you consider Adjusted EBITDA to be a key performance indicator and your basis therein. In this regard, we note the disclosure of Adjusted EBITDA in your earnings releases. We may have further comments.

The Company advises the Staff that it considers Adjusted EBITDA to be a key performance indicator for the following reasons:

•	It is a useful tool for the Company’s management and its investors to assess the operating performance of the business without the effect of non-cash depreciation, amortization and stock based compensation expenses;

•	It is a metric used by the Company in determining the level of incentive compensation it awards to senior management and other key employees;

•	It is useful to both the Company’s management and its investors in assessing the Company’s ability to service or incur indebtedness; and

•	It is a component of the financial covenant measures used by the Company’s lenders in connection with the Company’s credit facilities.

Item 1. Business, page 3

Our Intellectual Property and Other Proprietary Rights, page 6

2.	In future Exchange Act periodic reports, as applicable, please disclose the duration of the intellectual property referenced in this subsection.

The Company advises the staff that it will disclose the duration of the intellectual property referenced in the subsection noted above in accordance with Item101(h)(4)(vii) of Regulation S-K in its Form 10-K for the fiscal year ending June 30, 2013.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Significant Factors Affecting Company Performance, page 34

Key Operating Metrics, page 34

3.	Please provide us, and enhance your disclosure to include, a more complete definition of bookings. In your description of bookings, you state that bookings represent the contract value of revenue generating projects that are anticipated to take place during the next four fiscal quarters. Please clarify whether bookings for each quarter are expected to take place during that quarter only, or if the bookings are expected to take place over the succeeding quarter.

The Company advises the Staff that it will clarify its definition of bookings in its next Exchange Act periodic report to read as follows:

Bookings are defined as the contract value of firm commitment orders received during the current fiscal period. It is anticipated that projects included in bookings for the current fiscal period will be earned as revenue from services within the next four fiscal quarters, the specific timing for which is determined by the nature and scope of each project. Bookings for the current fiscal period include adjustments to prior fiscal period bookings due to contract value modifications and project cancellations during the current fiscal period.

4.	Please provide us, and enhance your disclosure to include, a more complete definition of secured revenue. In your response please provide us with a more robust explanation of what this metric represents, how it is used by management, and how it differs from bookings.

The Company advises the Staff that it will clarify its definition of secured revenue in its next Exchange Act periodic report to read as follows:

Secured revenue, also known as backlog, is defined as the contract value of firm commitment orders received for projects (plus or minus adjustments due to contract value modifications and project cancellations), less revenue from services on those projects. At December 31, 2012, secured revenue was calculated as:

Amounts in millions of USD
Secured revenue at September 30, 2012	$43.4
Plus: Bookings for the three months ended December 31, 2012	47.8
Less: Revenue from services for the three months ended December 31, 2012	(37.1)

Secured revenue at December 31, 2012	$54.1

Secured revenue informs us as to the magnitude of the contract value of firm commitment orders received but not yet earned as revenue from services and, in conjunction with bookings forecasts for future periods, helps us manage our future staffing needs more accurately. It also serves as another indicator of the effectiveness of our marketing and sales initiatives. Based on our experience, projects in secured revenue at the end of a fiscal period generally convert to revenue from services during the following twelve months.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk, page 54

5.

In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Canadian dollar and Euro given each currency’s significant impact to your operations; refer to Item 305(a)(ii)(A) of Regulation S-K. Alternatively, if you believe that your exposure to the impacts of changes in foreign currency exchange rates for the currencies noted above continues to not be material, please provide us an analysis supporting your conclusion.

The Company advises the Staff that it believes that a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates is useful information for investors. Accordingly, the Company will provide the following sensitivity analysis in its next Exchange Act periodic report:

Impact of 10% Appreciation or Depreciation in U.S. Dollar
Currency	Cash	Revenue	Operating Income (Loss)
Canadian Dollar
British Pound
Euro:
France
Germany

Financial Statements

Notes to Consolidated Financial Statements

15 – Income Taxes, page 71

6.	Please explain to us why the increase in your deferred tax liability during the third quarter of 2011 resulted in an offsetting reduction to the valuation reserve recorded against U.S. deferred tax assets.

The Company advises the Staff that it considered all four sources of available taxable income, as further described in ASC 740, when it recorded the deferred tax liability for the outside basis difference and determined that this future reversal of existing taxable temporary differences was a source of income available to utilize its deferred tax assets. In making its determination, the Company concluded that the reversal pattern is such that offset is expected under applicable tax law. Accordingly, the increase in the Company’s deferred tax liability resulted in an offsetting reduction to the valuation reserve recorded against U.S. deferred tax assets.

Exhibits

7.	In future Exchange Act periodic reports, please include your XBRL documents in your exhibit index.

The Company advises the Staff that it will include its XBRL documents in the exhibit index in its next Exchange Act periodic report.

Definitive Proxy Statement filed September 26, 2012

Cash Bonus Plans, page 21

8.	Please tell us the quantifiable metrics that were used as targets for the reported period and provide similar disclosure in future filings as applicable.

The Company advises the Staff that the applicable quantifiable metric that was used as a target for determining the available bonus pool from which cash bonus payments were made to each of the Company’s named executive officers, as well as its other officers and personnel who participated in the fiscal 2012 corporate bonus plan, was fiscal 2012 adjusted EBITDA of the Company, on a consolidated basis. Adjusted EBITDA is EBITDA with the add-back of non-cash stock-based compensation expense and restructuring and other charges. The Compensation Committee of the Board of Directors of the Company (the “Board”) set the consolidated adjusted EBITDA target for 100% funding of the bonus pool at $11.0 million, which was 168% of budgeted consolidated adjusted EBITDA.

The bonus opportunity for the Company’s President and Chief Executive Officer was based upon a qualitative, discretionary evaluation of his performance, with emphasis on individual performance objectives including risk management, liquidity and profitability initiatives.

In considering the bonus opportunity for the other named executive officers, the Board gave a fifty percent (50%) weight to a pre-set quantifiable metric, although not on a formulaic basis for the amount of over or under achievement of the metric. In the case of the Company’s Chief Financial Officer and the Company’s Chief Operating Officer, Chief Administrative Officer, General Counsel and Corporate Secretary, the metric was the Company’s achievement of $10.1 million of consolidated adjusted EBITDA. In the case of the Company’s President and Chief Executive Officer, U.S. Business Groups, and the Company’s Chief Operating Officer, U.S. Business Groups, the metric was the Company’s achievement of $2.3 million of operating income for U.S. operations (after the add-back of any restructuring and other charges). The Company’s actual consolidated adjusted EBITDA and operating income for U.S. operations (after the add-back of restructuring and other charges) for fiscal 2012 were $12.1 million and $4.8 million, respectively. The remaining fifty percent (50%) of the bonus opportunity for each of the Company’s named executive officers (other than the Company’s President and Chief Executive Officer) was based on a qualitative, discretionary evaluation of the named executive officer’s performance with emphasis on individual performance objectives including expense reduction, revenue quality, and operating infrastructure initiatives.

The Company advises the Staff that it will provide similar disclosure in future filings, as applicable.

***********************************

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (585) 214-7751 or our General Counsel, Marc H. Levin, at (212) 539-9585.

Sincerely,

/s/ Eric W. Narowski

Eric W. Narowski
Chief Financial Officer

Cc:	John A. Russell

PricewaterhouseCoopers